UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________

     SCHEDULE TO
(AMENDMENT NO. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

____________________________________

CIT GROUP INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Equity Units, in the form of Corporate Units, stated amount $25.00 per unit
(Title of Class of Securities)

125581108
(CUSIP Number of Class of Securities)

Robert J. Ingato
Executive Vice President and General Counsel
CIT Group Inc.
505 Fifth Avenue New York, NY 10017
Telephone: (212) 771-0505

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

______________________________________

Copies to:

David E. Shapiro, Esq.
Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$168,360,000	$6,616.55

*	This valuation assumes the exchange of 27,600,000 corporate units of CIT Group Inc. (“CIT”), stated amount $25.00 per unit, for cash and shares of common stock of CIT, par value $0.01 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of CIT corporate units of $6.10 as of November 14, 2008 as reported on the New York Stock Exchange.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #6 for Fiscal Year 2008, effective December 31, 2007, equals $39.30 for each $1,000,000 of the value of the transaction.

     ý Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,616.55	Filing Party: CIT Group Inc.
Form or Registration No.: Schedule TO	Date Filed: November 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

ý issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

     This Amendment No. 2 amends and supplements the Schedule TO (the “Schedule TO”) originally filed by CIT Group Inc., a Delaware corporation (“CIT”) with the Securities and Exchange Commission (the “SEC”) on November 18, 2008, as amended by Amendment No. 1 filed with the SEC on November 18, 2008, in connection with an offer by CIT to exchange any and all of its equity units, stated amount $25.00 per unit, in the form of corporate units (the “corporate units”) comprised of (i) a purchase contract obligating the holder to purchase from CIT shares of CIT’s common stock, par value $0.01 per share (the “common stock”) and (ii) a 1/40 or 2.5% undivided beneficial interest in a $1,000 aggregate principal amount 7.50% senior note due November 15, 2015 for $4.00 cash (which includes the accrued and unpaid contract adjustment payments with respect to the purchase contract) and 0.7147 shares of CIT common stock per corporate unit, plus accrued but unpaid interest.

Amendment to Item 12 – Exhibits.

The “Capitalization” section on pages 28 and 29 of Exhibit (a)(1)(A) shall be replaced with the following in order to show the line item “Book Value per Common Share” and to clarify the shares of Common Stock issued and outstanding at September 30, 2008:

CAPITALIZATION

The following table is for illustrative purposes only, and the assumptions contained therein are not intended to indicate CIT’s expectations as to (i) the level of participation in the Subordinated Notes Exchange, and, in the case of mixed elections in the Subordinated Notes Exchange, the offer price at which the old notes are tendered, (ii) the level of participation in the offer, (iii) whether or not we will be able to sell $2,500,000,000 of perpetual preferred stock pursuant to the Capital Purchase Program or (iv) whether or not we will undertake to sell $250,000,000 aggregate amount of common stock in an Additional Liquidity and Capital Initiative (at the closing price of CIT’s common stock on November 14, 2008 or otherwise).

The following table sets forth as of September 30, 2008 on a consolidated basis:

  the actual capitalization of CIT;
  the capitalization of CIT on a pro forma basis to reflect the consummation of the offer, the Subordinated Notes Exchange, Additional Liquidity and Capital Initiatives and the sale of perpetual preferred stock pursuant to the Capital Purchase Program, assuming (i) the exchange of $1,235,294,118 of the old notes for $350,000,000 in cash (funded out of available cash) and $823,529,412 of Subordinated Notes in the Subordinated Notes Exchange (based on a clearing price of $850, which is at the midpoint of the range of offer prices permitted in the auction process in connection with the Subordinated Notes Exchange, and assuming no old notes are tendered pursuant to notes elections in the Subordinated Notes Exchange), (ii) 50% participation in this offer; (iii) the sale of $2,500,000,000 of perpetual preferred stock pursuant to the Capital Purchase Program (which is in compliance with U.S. Treasury guidelines of no more than 3% of CIT’s risk-weighted assets) and (iv) the issuance of $250,000,000 aggregate amount of common stock in an Additional Liquidity and Capital Initiative (which has been valued for purposes of this table at the closing price of CIT’s common stock on November 14, 2008).

This table should be read in conjunction with the “Selected Historical Consolidated Financial Data” elsewhere in this offer to exchange and the historical consolidated financial statements and related notes that are contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (as superseded by our Current Report on Form 8-K filed on November 6, 2008 reflecting certain discontinued operations), and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, each of which is incorporated by reference into this offer to exchange.

[Remainder of page intentionally left blank]

	As of September 30, 2008

	Actual	Pro Forma

	(in millions, except share data)
Debt:
Bank credit facilities	$5,200.0	$5,200.0
Secured borrowings	16,827.2	16,827.2
Senior unsecured notes	42,197.1	40,961.8
Junior subordinated notes	1,440.0	1,095.0
Subordinated Notes	–	700.0
Total Debt	65,664.3	64,784.0

Deposits	2,248.3	2,248.3

Total Debt and Deposits	67,912.6	67,032.3

Stockholders’ Equity
Preferred stock: $0.01 par value, 100,000,000 authorized
Issued and outstanding:
Series A 14,000,000 with a liquidation preference of $25 per
share	350.0	350.0
Series B 1,500,000 with a liquidation preference of $100 per
share	150.0	150.0
Series C 11,500,000 with a liquidation preference of $50 per
share	575.0	575.0
Perpetual Preferred stock issued pursuant to the Capital
Purchase Program	–	2,500.0
Common Stock: $0.01 par value, 600,000,000 authorized
Issued: 308,727,806 at September 30, 2008	3.1	3.8
Outstanding: 285,499,225 at September 30, 2008
Paid-in capital, net of deferred compensation of $44.5 and $34.4	11,272.8	11,713.1
Accumulated deficit	(5,608.7)	(5,337.7)
Accumulated other comprehensive income	139.9	139.9
Less: treasury stock, 23,228,581 shares, at cost, at September 30, 2008	(1,166.1)	(1,166.1)

Total Common Stockholders’ Equity	4,641.0	5,353.0

Total Stockholders’ Equity	5,716.0	8,928.0

Total Capitalization	$73,628.6	$75,960.3

Book Value per Common Share	$16.43	$15.19

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2008

CIT GROUP INC.
By: /s/ Glenn Votek

Name: Glenn Votek
Title: Executive Vice President and Treasurer

EXHIBIT LIST

* (a)(1)(A)	Offer to Exchange, dated November 17, 2008.
* (a)(1)(B)	Form of Letter of Transmittal.
(a)(5)	Press Release, dated November 17, 2008, incorporated herein by reference to Exhibit 99.1 filed with CIT's Current Report on Form 8-K filed with the SEC on November 17, 2008.
(d)(1)	Underwriting Agreement, dated October 17, 2007, among CIT and Morgan Stanley & Co.
Incorporated and Citigroup Global Markets Inc., as representatives of the several underwriters listed on Schedule I thereto, incorporated herein by reference to Exhibit 1.1 filed with CIT’s
Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(2)	Purchase Contract and Pledge Agreement, dated October 23, 2007, between CIT and The Bank of
New York as Collateral Agent, Custodial Agent and Securities Intermediary and The Bank of
New York as Purchase Contract Agent, incorporated herein by reference to Exhibit 4.1 filed with
CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(3)	Form of Corporate Units and Treasury Units, incorporated herein by reference to Exhibit 4.2 filed with CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(4)	Second Supplemental Indenture dated October 23, 2007 between CIT and The Bank of New
York, as Trustee, incorporated herein by reference to Exhibit 4.3 filed with CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(5)	Form of 7.50% senior notes due November 15, 2015 of CIT , incorporated herein by reference to
Exhibit 4.4 filed with CIT’s Current Report on Form 8-K filed with the SEC on October 23, 2007.
(d)(6)	Remarketing Agreement dated October 23, 2007 between CIT, The Bank of New York as collateral agent, Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. as
Remarketing Agents, incorporated herein by reference to Exhibit 4.5 filed with CIT’s Current
Report on Form 8-K filed with the SEC on October 23, 2007.

________________

*Previously filed with the Schedule TO